United States securities and exchange commission logo





                             November 17, 2021

       Zhi Yang
       Chief Executive Officer
       Plasma Innovative Inc.
       523 School House Rd.
       Kennett Square, PA 19348

                                                        Re: Plasma Innovative
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 9,
2021
                                                            File No. 333-259772

       Dear Mr. Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 21, 2021 letter.

       Amendment No.1 to S-1 Filed November 9, 2021

       Summary of Financial Information, page 4

   1.                                                   Please remove the line
item for Revenue as it has a zero balance.
       Description of Business
       Employees, page 18

   2. We note your response to our prior comment 9 and reissue the comment in part. While you now state on page
18 that you intend to hire an intern, you state that this is the only hire that management
plans to make in the coming 3 to 12 months. We note, however, that you continue to state
on page 19 that you intend to also hire a bookkeeper for your operations. Please
revise your disclosure, as appropriate, to address these conflicting
 Zhi Yang
Plasma Innovative Inc.
November 17, 2021
Page 2
      statements.
Statement of Stockholders' Equity, page F-4

3. Please revise the caption "Deficit Accumulated during the Development Stage" to be consistent with the caption on your balance sheet.
        You may contact Eric Atallah at (202) 551-3663 or Vanessa Robertson at
(202) 551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Tim Buchmiller at
(202) 551-3635
with any other questions.



                                                         Sincerely,
FirstName LastNameZhi Yang
                                                         Division of
Corporation Finance
Comapany NamePlasma Innovative Inc.
                                                         Office of Life
Sciences
November 17, 2021 Page 2
cc:       Daniel H. Luciano, Esq,
FirstName LastName